SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                  FORM 10-SB
                   General Form for Registration of Securities
                            of Small Business Issuers
                          Under Section 12(b) or (g) of
                       The Securities Exchange Act of 1934


                       ACCORD ADVANCED TECHNOLOGIES, INC.
               (Formally known as Investment Book Publishers, Inc)
                         (Name of Small Business Issuer)


        NEVADA                                        88-0361127
------------------------                ----------------------------------------
(State of Incorporation)                (I.R.S. Employer Identification Number.)


                   5002 South Ash Avenue, Tempe, Arizona 85282
           -----------------------------------------------------------
           (Address of Principal Executive Offices Including Zip Code)


                                 (480) 820 1400
                           --------------------------
                           (Issuers Telephone Number)


Securities to be registered pursuant to Section 12(b) of the Act:      NONE

Securities to be registered pursuant to Section 12(g) of the Act:     COMMON
                                                                   STOCK $.0001
                                                                    PAR VALUE
                                                                ----------------
                                                                (Title of Class)

                                     PART I

ITEM 1. BUSINESS

     The company originally known as Investment Book Publishers, Inc., was incorporated in Nevada on May 22, 1996. On August 1997, Investment Book Publishers, Inc. exchanged shares with Accord Semiconductor Equipment Group, Inc. whereby Accord Semiconductor Equipment Group, Inc. became a wholly owned subsidiary. Effective November 18, 1997, Investment Book Publishers changed its name to ACCORD ADVANCED TECHNOLOGIES, INC. The company trades over the counter on the Electronic Bulletin Board under the symbol "AVTI."

     There have been no bankruptcy, receivership or similar proceeding in the company's history.

                              BUSINESS DESCRIPTION

     ACCORD ADVANCED TECHNOLOGIES, INC. (AVTI) is in the business of providing refurbishing services and engineering consulting to semiconductor manufacturers.

     ACCORD SEMICONDUCTOR EQUIPMENT GROUP, INC., the wholly owned subsidiary of Accord Advanced Technologies, Inc. was formed in 1993 under the name Integrated Semiconductor Service. It is the only operating company of Accord Advanced Technologies, Inc. This company recognized an opportunity for full-service re-manufacturing and support of advanced semiconductor manufacturing systems and components.

     Accord Semiconductor Equipment Group, Inc (SEG) specializes in re-manufacturing and modifying multi-chamber systems for chemical vapor deposition (CVD), physical vapor deposition (PVD) and Etch processes. These precision systems are responsible for transforming individual silicon wafers into integrated-circuit (IC) products such as computer chips. Refurbishing provides Accord SEG's customers an equally high quality alternative to new OEM equipment and enables the customer to immediately produce its IC products at a reduced cost due to lower manufacturing equipment costs. The company also provides system decommissioning, commissioning, after-sales service and supplies parts and process technology as needed by the customer Accord SEG is unique among equipment re-manufacturers because of its ability to custom-engineer modifications to customers' systems. The company primarily re-manufactures the equipment of Applied Materials, the largest original equipment manufacturer
(OEM) of semiconductor manufacturing equipment in the world. The market serviced by the company consists of all facilities in North America (approximately 378) manufacturing integrated circuits. The issuer has an internal marketing and sales force as well as a highly skilled technical staff. It also has very experienced outside sales representatives. The company utilizes trade shows, trade journal advertising and its web site along with its technical, marketing and sales force to distribute and market its services. The market size as identified by the issuer is approximately $250,000,000.00.

     The issuer believes it is either the only public company, or one of very few, that concentrates solely on re manufacturing semiconductor equipment. Applied Materials, the OEM, has the ability to refurbish but at this time does not sell custom upgrades which is the growth area of the issuer. GE Capital has recently built a refurbishing facility. In the past GE has out sourced its refurbishing work and it is not clear what type of equipment it will refurbish in their new facility. Comdisco is a leasing company as is GE Capital. It leases the equipment and sometimes has it refurbished when it comes off lease, usually through the utilization of outside sources. B.E.S.T. is a privately held company that refurbishes equipment, which is a generation older than those the issuer handles. It is not a serious competitor in the future of the issuer.

     The issuer is much smaller than GE and Comdisco, which places the issuer in a distant third position on this type of equipment. The issuer has the ability to remanufacture and deliver equipment in one-third the time it takes an OEM to manufacture and deliver a new machine. The issuer also has the same warranty and service as the OEM and its price is some 20% lower.

     The issuer does not purchase raw material. It purchases parts and used machinery from numerous sources.

     Accord SEG has completed work for such well-known companies as American Microsystems, Honeywell, Rockwell International, Integrated Solutions, Motorola, Intel, MRC (Sony), California Micro Devices, Eastman Kodak, National Semiconductor, Siemens Semiconductor Group, Lockheed, IDT and Texas Instruments. In that there are numerous other prospective customers, the issuer feels that it has been dependent on a few customers and is changing that dependency.

PATENTS

     The issuers operating subsidiary has received two patents and is awaiting a third.

     The first patent was issued on April 28, 1998 (US Patent #5,744,400) for an ion beam process that has advantages over the existing Chemical Mechanical Planarization.

     Traditional Chemical/Mechanical Planarization employs a combination of mechanical pressure, abrasive slurry and chemical etchant to grind flat the thin film layers of an IC. There is potential for damage to the IC if the layers are ground too thin or if any residue from the CMP process remains. Accord's planarization process yields greater consistency at a lower cost than does CMP. The Company expects to complete a prototype incorporating its new technology during 1999 or early 2000. The process is dry, slurry-free, environmentally safe, adaptable to standard cluster deposition/etch tools and is cost effective with rapid planarization rates.

CVD WAFER HANDLING SYSTEM

     Every semiconductor processing system uses spare parts that are affected by the gases and other materials within a process chamber. These "consumable parts" must be replaced regularly; creating a potentially lucrative market to those companies that can design and manufacture replacement parts. All Chemical Vapor Deposition chambers in a multi-chamber processing tool use a handling system to support and heat the wafer inside the chamber. Through a combination of thermal stress and exposure to corrosive gases over time, these wafer handlers fail during production and need to be replaced. The issuer's subsidiary has developed and on September 1, 1998 received a patent on a wafer-handling system, or susceptor (US Patent # 5,800,623). It incorporates distinctive metallurgy to offer greater reliability and longer durability at a significantly reduced cost.

ENVIROCLEAN' CHAMBER KIT

     The company through its subsidiary has a patent-pending (docket # 08/730849) product known as EnviroClean(TM) chamber upgrade kit. This product offers a solution to concerns about GREENHOUSE GAS production in the semiconductor industry. Greenhouse gases are believed to have a detrimental effect on the earth's atmosphere through global warming. Semiconductor manufacturing is currently responsible for producing a significant volume of these gases each year. Consequently, pending legislation to curtail the production of greenhouse gases will likely require semiconductor manufacturers in the near future to install relatively expensive abatement systems that meet strict emission specifications.

     The company's EnviroClean kit enables semiconductor manufacturers to retool existing multi-chamber equipment less expensively. Its technology replaces harmful greenhouse gases with relatively benign process-gas. The issuer may need local government approval for the use of certain gases used in the testing of the equipment re-manufactured on its premises. To date, the company has all the approvals necessary.

     The issuer is unaware of any effect existing governmental regulations has on its business. The issuer is also unaware of any probable regulation. The issuer has not expended any funds for Research and Development during the past two years.

     The company complies with all environmental laws. The costs to meet these requirements were expended when the private company moved into its present rented facility in 1994. There has been no need for further expenditures since that time.

     The issuer has fifteen (15) full time employees; three (3) contracted employees and two (2) independent sales representative groups. The company will send an annual report to its security holders, which shall contain audited financial statements. The issuer is electronically filing this Registration Statement with the Securities Exchange Commission for the benefit of its shareholders and to comply with the reporting requirements as promulgated by the commission. As such, the company will advise the shareholders that the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov . The issuer will also advise the shareholders of its Internet site (http://www.accord-seg.com) and address (aseg@accord-seg.com).

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The 1997 consolidated financial statements include the accounts and results of operations of the Company and its wholly owned subsidiary for the period from December 11, 1997 (date of acquisition) through December 31, 1997. The Company's acquisition of Accord Semiconductor Equipment Group, Inc. ("Accord SEG") was effected through the exchange of common stock that resulted in 100% of the common stock of Accord SEG being held by the Company and the shareholders of Accord SEG owning approximately 95% of the Company.

RESULTS OF OPERATIONS

1998 to 1997

     Sales increased from $1,358,000 for the year ended December 31, 1997 to $3,940,000 for the year ended December 31, 1998. Sales on a pro forma basis for the year ended December 31, 1997 were $3,829,000 assuming the acquisition of Accord SEG occurred at the beginning of the year. The increase in revenue from the pro forma sales in 1997 was approximately 3%.

     The consolidated gross profit increased from $334,000 in 1997 to $1,075,000 in 1998. Gross profit on a pro forma basis for the year ended December 31, 1997 was $1,483,000 assuming the acquisition of Accord SEG occurred at the beginning of the year. The gross margin variance is due to the price of the equipment purchased for certain contracts being higher in 1998.

     On a pro forma basis, general and administrative expenses increased from $872,000 in 1997 to $1,225,000 in 1998. The Company wrote off approximately $200,000 of old and slow moving inventory parts in 1998. Additionally, there was an increase in professional fees in from $11,000 in 1997 to $98,000 in 1998. The Company was involved in numerous legal actions in 1998.

     The Company recorded an impairment loss of $250,000 in 1998 related to a piece of equipment that is idle and for which the ability of the Company to liquidate is uncertain. The Company also recorded a $350,000 expense in 1998 related to the settlement of a lawsuit.

     Interest expense increase from $326,000 in 1997 on a pro forma basis to $442,000 in 1998. The Company had greater balances outstanding on its purchase order financing during 1998.

     The Company recognized $45,000, net of income taxes, in debt forgiveness income in 1998 related to trade payable debt that was restructured under a long term note payable that was later forgiven by the note holder.

JUNE 30, 1999 (UNAUDITED) TO 1998

     Revenue for the six months ended June 30, 1999 was $ 3,052,000. The Company's revenue for the full 1999 fiscal year is expected to increase from that of 1998. The Company has increased and focused its marketing efforts resulting in sales gains.

     The gross profit margin for the six months ended June 30, 1999 increased to 45% compared to 27% for the year ended December 31, 1998. As discussed above, the prices for materials and equipment can vary significantly. The cost of the basic tool is largest cost component of cost of sales and the purchase price can vary depending on availability.

     Interest expense decreased in the six-month period ended June 30, 1999 because the Company has secured less expensive financing for its purchase orders.

     The Company obtained new financing that allowed it to purchase certain assets it held under capital leases. The Company entered into agreements with the lessors that resulted in debt pay-off less than the outstanding principal and accrued interest on the capital leases. The Company recognized an extraordinary gain of $634,880 after income taxes as a result of these transactions.

     The Company had a net deferred income tax provision of $455,000 for the six months ended June 30, 1999. The Company had net operating loss carry forwards recorded as net deferred income tax assets that are to be utilized. In addition, the valuation allowance of $134,000 that was recorded at December 31, 1998 was eliminated resulting in a deferred income tax benefit for the same amount.

LIQUIDITY AND CAPITAL RESOURCES

     The Company historically has had a working capital deficiency. The Company had a net working capital deficit of $143,000 at June 30, 1999 as compared to a deficiency of $248,000 and $1,883,000 at December 31, 1998 and 1997
respectively. The Company has attempted to get cash deposits from customers at the time purchase orders are submitted to assist in much of the up front costs that are incurred in completing customer orders. The largest component of cost of sales is the cost of acquiring the primary tool or machine. The Company has borrowed funds from certain purchase order lenders. The Company believes that at its current operating levels it can continue to require customer deposits and that it has several sources to obtain financing upon obtaining a customer purchase order.

     The Company has not experienced material losses on receivables from its customers. Its customers generally are large companies with significant resources. The Company requires final payment upon delivery, installation and completion of testing.

     The Company is attempting to raise additional debt or equity capital to allow it to expand the current level of operations. The Company raised approximately $900,000 in new equity in the year ended December 31, 1998. The Company also refinanced and restructured capital leases in the six months ended June 30, 1999. The new financing is for $1,000,000 payable over a ten year term.

     The Company may require additional capital to continue a trend of greater volume, which would require higher levels of inventory, accounts receivable and higher operating expenses for marketing. There can be no assurances that the Company will be successful in obtaining such capital.

YEAR 2000

     The Company is currently updating its computer hardware and software. The Company does not believe that it will encounter significant internal year 2000 problems. The cost of the new hardware and software is expected to be approximately $75,000.

     The Company does not anticipate difficulties with customers or vendors relative to the year 2000 issue. The Company's relationship with its customers and vendors is such that it is not materially dependent upon their information technology systems.

     The Company discloses to its customers that the equipment it sells has not been analyzed for year 2000 issues and that any year 2000 issues are matters that should be addressed with the original equipment manufacturer.

FORWARD LOOKING INFORMATION

     The issuer has and will continue to market all the prospective customers in North America rather than relying on only those customers with whom it has historically done business. The company plans to increase its sales and marketing presence through the use of its web site, more advertising and adding more sales and technical personnel. The company will also continue the development of its patents.

ITEM 3. DESCRIPTION OF PROPERTY

     The issuer currently leases a 14,000 square foot building at 5002 S Ash Ave Tempe, Arizona 85282. The monthly triple net rent is $9,372. At this time, the company is planning on renewing the lease for an additional five-year period. The company owns no real property and has no plans to acquire real property.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth each person known by the company to be the beneficial owner of more than 5% of the Common Shares (the only class of voting securities) of the company all directors individually and all directors and officers of the company as a group. Each person has sole voting and investment power with respect to the shares as indicated.

  Name and Address                      Amount of Beneficial          Percentage
of Beneficial Owner                          Ownership                 of Class
-------------------                          ---------                 --------

Travis Wilson                               20,325,000                  50.92%
5002 S. Ash Ave.
Tempe, AZ 85282

The Wilson Trust (1)                         6,000,000                  15.02%
5002 S. Ash Ave.
Tempe, AZ 85282

All Executive Officers and                  28,125,000                  70.43%
Directors as a Group (3 persons)

(1) Mr. Wilson and his family are the beneficiaries of the Wilson Trust. Mr. Wilson therefore, is the beneficial owner of 65.94% of the common stock of the issuer and is the only control shareholder.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following is a list of the Directors, Officers and Significant Employees of the issuer.

     Name                      Age     Positions and Offices Held
     ----                      ---     --------------------------

     Travis Wilson             42      President and Director

     Carl P. Ranno             59      Secretary and Director

     Gerald Flanagan           60      Director

     Donald Fuller             51      Director of Marketing and Sales

     Rochelle Witharana, CPA   35      Controller

     Dr. Balu Pathangey        43      Senior Application Process Engineer

     All three Directors have been in office since November of 1997 and will remain in office until the next annual meeting of the Shareholders or unless they resign. There are no agreements that a Director will resign at the request of another person and the above named Directors are not acting on behalf of another person.

     The following is a brief summary of each of the Directors, Officers and Significant Employees including their business experience for the past five years.

     TRAVIS WILSON founded the subsidiary company Accord SEG in 1993. Accordingly, his business experience for the past five years has been with the issuer's subsidiary, which is the operating company. Prior to starting Accord SEG Mr. Wilson was a Project Engineer with Prototech Research, Inc. where he partnered in the design and implementation of various experimental process platforms including a revolutionary CVD platform used for depositing a thin film of copper on silicon substrates and the development of hardware used in CVD Titanium Nitride process applications.

     Mr. Wilson served as tactical marketing product manager of Applied Materials, Inc., where he managed the introduction and post-sale support of the highly successful Precision 5000(TM), a revolutionary modularized production semiconductor processing tool. He attended the University of California at Hayward. His education is in electrical engineering, business administration and marketing. He is also pursuing a graduate degree in Marketing at the University of Phoenix.

     CARL P. RANNO received a degree in Economics from Xavier University in Cincinnati, OH and his Juris Doctor from the University of Detroit School of Law. Mr. Ranno spent many years in the practice of law, which included the fields of litigation as well as mergers and acquisitions. He maintains his license to practice law in the State of Michigan and is admitted to practice in the federal courts located in Michigan, the Sixth Circuit Court of Appeals, the US Tax Court and the US Supreme Court. Mr. Ranno advises companies as to legal issues and as well as strategic planning and mergers and acquisitions.

     From 1992-1996 he was the president of Pollution Controls International Corp. which marketed and manufactured a patented after market automotive environmental product. The operating subsidiary was voluntarily placed in Bankruptcy in 1996. Ultimately, the parent merged with another company and Mr. Ranno has no further contact with it.

     GERALD L. FLANAGAN has spent 30 years in different facets of investment banking. He was Vice President of Peacock, Hislop, Staley and Givens, a regional investment-banking firm until 1995. Mr. Flanagan was involved with corporate business development specializing in mergers and acquisitions, private placements and venture capital transactions. He was on the original board and still sits on the executive committee of the Arizona Venture Capital Conference where he also served as its Chairman in 1994. For the past four years, Mr. Flanagan has been very active in business consultations in the areas of finance and mergers and acquisitions.

     Mr. Flanagan holds a degree in finance from the University of Southern California and studied marketing on a post graduate level at the University of California, Los Angeles.

     DONALD FULLER, the issuers marketing and sales director, has a successful career of P&L assignments with extensive technical marketing and sales management supported with strong engineering and physics backgrounds. His twenty years in the industry have included global sales and marketing for major equipment companies in Silicon Valley. His background includes award-winning advertising, computerized sales tools and models, sales training, recruiting and managing sales representatives, collateral production and presentations to companies worldwide. Mr. Fuller has also presented to the Electronics Committee of the Peoples Congress of China in 1997, the only westerner to be invited. At that time he was the Vice President of Marketing and Sales for I C Engineering. His responsibility included the development of a global marketing and sales force, which he successfully completed. Prior to his position with ICE he was the product manager for Mattson Technology and from 1991 through 1995 he was the Global Marketing Manager for Applied Materials, the world leader in the semi conductor equipment manufacturing industry

     Mr. Fuller has a Bachelor degree in Aerospace Engineering from San Diego State. After returning from the army, he returned to his alma mater where he received a second degree in Marketing and Finance.

     ROCHELLE WITHARANA CPA has successfully performed a broad range of financial and management functions. After leaving Deloitte & Touche in 1990, where she served in the audit and small business development departments, Ms. Witharana. joined Gespac Inc. an international organization as its controller. She assumed the hands-on responsibility for accounting, human resources and other operational functions. Ms Witharana has secured credit lines, introduced new credit policies, integrated new computer systems and other benefit programs. She is continuing those responsibilities in her present capacity at the issuer.

     Ms. Witharana is a CPA and holds a Bachelor of Science degree (Cum Laude) from California State at Northridge.

     DR. BALU PATHANGEY received his M.E. and Ph. D. degrees in Chemical Engineering in 1982 and 1987, respectively, from Stevens Institute of Technology, Hoboken, NJ. Since 1990, he has been with Microfabritech, an interdisciplinary center at the University of Florida.

     During his 8 years as a research engineer at the University, he has designed and developed several research scale CVD, RF/DC/Ion-beam sputter deposition, and HDP etch systems for processing thin film semiconductor, insulator and interconnect materials. In addition, he has worked as a technical consultant to start-up companies for design and development of prototype environmental air/water cleaning systems using photo-oxidation technology and in the pilot plant processing of fluorine and fluoro compounds for semiconductor manufacturing. He is a member of AICHE, AVS, and SID and authored or co-authored over 40 technical papers and one patent.

     Dr. Pathangy is responsible for all the technical aspects of the company.

     There are no family relationships among the Directors, Officers and Significant employees. Additionally, none of the Directors, Officers and Significant Employees have been convicted or are subject to a pending criminal proceeding, nor have they been subjected to any type of order barring, suspending or otherwise limiting their involvement in any type of business, securities or banking activities. Furthermore, none of the Directors, Officers and Significant Employees have been found by a court of competent jurisdiction, the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

ITEM 6. EXECUTIVE COMPENSATION

     The President of the company received $118,191 in compensation during fiscal year 1998. His salary was paid through the subsidiary company. No other employee received more than $100,000. The Board of Directors grant, from time to time, options to key employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The subsidiary company billed and received $344,302 in the fiscal year ended December 31, 1997, for services provided to an entity with ownership that includes the issuer's president and single largest shareholder. The subsidiary company also paid $4,000 to this entity for services provided to the subsidiary by the related entity's personnel. These transactions occurred within the subsidiary prior to the merger.

     The issuer paid fees totally $18,000 in the form of common stock (restricted pursuant to R144) for the benefit Carl P. Ranno and Gerald L. Flanagan, both Directors, for services rendered in connection with the Accord SEG acquisition in the year ended December 31,1997. The issuer also agreed to pay these Directors fees for assistance in raising debt or equity capital. The fees are 3% for debt and 10% for equity raised and are payable only upon success. As of December 31, 1997 the total amount due these Directors was $24,700 and they had been paid $5,000 during that fiscal year. As of December 31, 1998 the total amount due was $52,704 and they had been paid $20,296. The issuer has also agreed to remit to Mr. Ranno fees for legal services rendered during the last half of 1999.

     There are no parents of this small business issuer.

     Transactions with promoters consist of work performed on behalf of the company by Jordan Richards Associates. The issuer remitted $18,000 to them for worked performed in terms of a company profile, press releases and mailings. The consideration was cash only.

     There were no material underwriting discounts and commissions upon the sale of securities by the issuer where any of the specified persons was or is to be a principal underwriter or is a controlling person or member of a firm that was or is to be a principal underwriter.

     There were no transactions involving the purchase or sale of assets other than in the ordinary course of business.

ITEM 8. DESCRIPTION OF SECURITIES

     The authorized capital stock of the issuer consists of 47,000,000 shares of Common Stock, par value $.0001 per share and 3,000,000 shares of Preferred Stock, par value $.0001 per share. The material terms of the capital stock of the issuer are set forth in the following statements. However, reference is made to the more detailed statements as found in the company's Articles of Incorporation with amendments and the company Bylaws all of which are attached to this registration statement as exhibits.

COMMON STOCK

     Holders of common stock are entitled to one vote per each share standing in his/her name on the books of the company as to those matters properly before the shareholders. There are no cumulative voting rights and a simple majority controls. The holders of common stock will share ratably in dividends, if any, as declared by the Board of Directors in its discretion from funds or stock legally available. Common stock holders are entitled to share pro-rata on all net assets, in the event of dissolution. All of the shares of common stock are fully paid and non-assessable.

PREFERRED STOCK

     The shareholders have amended the Articles of Incorporation authorizing 3,000,000 shares of preferred stock, $.0001 par value. No shares have been issued. Any shares of preferred issued would have priority over the common stock with respect to dividend or liquidation rights.

     The issuer is not offering preferred stock with this registration statement nor is it offering debt securities.

     There are no provisions in the Articles of Incorporation or the Bylaws that would delay, defer or prevent a change of control. However, any future issuance of preferred stock could have the effect of delaying or preventing a change in control of the company without further action by the shareholders and could adversely affect the voting or other rights of the holders of common stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a) Market information. The company's common equity is traded on the Over the Counter Market (OTC BB).

     The high and low sales prices for each quarter are as follows:

         Quarter           High              Low           Close
         -------           ----              ---           -----

         9/30/96           .06               .03            .03

         12/31/97          5 1/4             4 3/4         5.00

         3/31/98           4 3/8             3 5/16        4 1/8

         6/30/98           5 1/8             2 5/8         2 7/8

         9/30/98           15.00             6.35          9 3/8

         12/31/98          1 7/16            1/2             3/4

         3/31/99             1/2             1/8             1/8

         6/30/99             3/8             1/16           .11

     There was no information that the issuer could retrieve as to the high and low sale prices for the quarters from 9/30/96 to 12/31/97.

     There is an established trading market for the common equity being presented in a registration statement.

(b) Holders. There are approximately 105 holders of the common equity of the company.

(c) Dividends. There have been no cash dividends declared for the past two fiscal years. There are no restrictions that limit the ability to pay dividends on common equity other than the dependency on the company's revenues and earnings and financial condition.

ITEM 2. LEGAL PROCEEDINGS

     The issuer is not a party to any pending legal proceeding nor is its property the subject of any legal proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     The company has had no disagreements with its accountants nor has the company changed accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     The company has sold the following securities, which were not registered during the past three years.

Date                       Name                  Number of Shares  Consideration
----                       ----                  ----------------  -------------

October 31, 1997       Tantayl Inv. Grp             1,250,000        $ 37,500

October 1,1998         Tantayl Inv. Grp.               63,636        $175,000

October 9, 1998        Nismic Sales Corp.             250,000        $250,000

November 22, 1998(1)   Gem Management Ltd.          1,220,000        $380,000

November 22, 1998(2)   Gem Management Ltd             200,000        $  2,000

November 22,1998(3)    Turbo International, Inc.      160,000        $ 50,000

November 22,1998(4)    Successways Holding Ltd        320,000        $100,000

     All of the above securities were issued pursuant to Rule 504 of Regulation D promulgated under the Securities Act. All Form Ds and amendments are incorporated by reference.

     The transactions noted as (1), (3) and (4) constitute a convertible debenture and the shares were issued in support thereof. The entire Convertible Debenture Purchase Agreement with the Escrow Agreement more fully set forth the terms and conditions and are attached as exhibits.

     The transaction noted as (2) constitutes a Warrant to Purchase Common Stock of the issuer in favor of Gem Management Ltd. The warrant was exercised and the underlying shares were issued pursuant to Rule 504 of Regulation D promulgated under the Securities Act. A copy of the Warrant more fully sets forth the terms and is attached as an exhibit.

     The company also issued 300,000 common shares each (restricted pursuant to R 144) for the benefit of two Directors in lieu of consulting fees. The cumulative value was $18,000 as set forth in Item 7 of this registration. The company also issued 600,000 shares of common stock (restricted pursuant to R
144) as finders/consulting fees as previously agreed before the merger to Chase Investments. The value of said transaction was $18,000.

     There have been no underwriting undertaken by the issuer.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Pursuant to the Nevada Revised Statutes sec. 78.751, a Nevada Corporation has the power to indemnify its Directors, Officers, Employees and Agents. Pursuant to section 12 of the issuers Articles of Incorporation, the Company shall indemnify its Officers, Directors, Employees and Agents. Section IX of the issuer's Bylaws specifically sets forth the Indemnification of those above stated. Pursuant to the above the Directors and Officers liability is affected. A copy of the Articles and Bylaws are attached as exhibits and by reference incorporated herein.

                                    PART F/S

     Attached are the audited financial statements of the issuer for year end December 31, 1997 including the wholly owned subsidiary and year end December 31,1998 consolidated audited statements for the issuer. Also find enclosed the unaudited financial statements for the period ending June 30, 1999.

     1) Table of contents - Issuer and Subsidiary Financial Statements year-end 1997.
        a) Independent Auditors' Reports
        b) Balance Sheets as of December 31, 1997
        c) Notes to Financial Statements as December 31, 1997

     2) Table of contents - Financial Statements year-end 1998
        a) Independent Auditors' Report
        b) Balance Sheet as of December 31, 1998
        c) Notes to Financial Statements

     3) Unaudited Financial Statements Through June 30, 1999

                                    PART III

ITEM 1. INDEX TO EXHIBITS

    EXHIBIT NUMBER                      DESCRIPTION

       2      Agreement for Exchange of Stock and Plan of Reorganization
       3(i)   Articles of Incorporation with Amendments
        (ii)  By-Laws
       4(ii)  Long term loan Union Bank (SBA)
       10     Material Contracts
              10.1  Subscription Agreements for the Sale of Stock
              10.2  Contract Between Two Directors and the Issuer
              10.3  Lease on premises of Issuer
              10.4  Convertible Debenture Purchase Agreement
              10.5  Convertible Debenture
              10.6  Escrow Agreement
              10.7  Warrant to Purchase Common Stock
       11     Computation per share earnings - In financial statements
       21     Subsidiary
                  Accord SEG, Incorporated in Arizona
       23     Consent of King, Weber & Associates, P.C., Independent Accountants
       27     Financial Data Schedule

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                           Accord Advanced Technologies, Inc.

August 25, 1999                            By:  /s/ Travis Wilson
                                              ----------------------------------
                                           Travis Wilson, Director and President


                                           By: /s/ Carl P. Ranno
                                              ----------------------------------
                                               Carl P. Ranno, Director and
                                               Secretary

                       ACCORD ADVANCED TECHNOLOGIES, INC.


                     CONSOLIDATED FINANCIAL STATEMENTS AS OF
                           DECEMBER 31, 1998 AND 1997
                        AND INDEPENDENT AUDITORS' REPORT

ACCORD ADVANCED TECHNOLOGIES, INC.

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                  1

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
  DECEMBER 31, 1998 AND 1997:

         Consolidated Balance Sheets                                          2

         Consolidated Statements of Operations                                3

         Consolidated Statements of Stockholders' (Deficit) Equity            4

         Consolidated Statements of Cash Flows                                5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                    7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Accord Advanced Technologies, Inc.:
Tempe, Arizona

We have audited the accompanying consolidated balance sheets of Accord Advanced Technologies, Inc. (the "Company"), as of December 31, 1998 and 1997, and the related statements of operations, stockholders' (deficit) equity and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Accord Advanced Technologies, Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


KING, WEBER & ASSOCIATES, P.C.
Tempe, Arizona
May 14, 1999

ACCORD ADVANCED TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                     JUNE 30, 1999   DEC. 31, 1998     DEC. 31, 1997
                                                     -------------   -------------     -------------
ASSETS                                                (Unaudited)
CURRENT ASSETS
   Cash                                               $   665,262      $   157,078      $    58,258
   Accounts receivable                                    300,090            6,347          964,233
   Inventories                                          1,300,078        1,056,732          718,212
   Prepaid expenses and other assets                       28,623           22,134           14,915
   Income tax refund receivable                             6,032            6,032               --
   Deferred income taxes                                        0          457,045           37,213
                                                      -----------      -----------      -----------
      Total current assets                              2,300,085        1,705,368        1,792,831
PROPERTY, MACHINERY AND EQUIPMENT, net                  1,968,596        1,998,302        2,291,066
DEFERRED INCOME TAXES                                      84,700           83,200               --
OTHER ASSETS                                               55,219           36,184          221,348
                                                      -----------      -----------      -----------

TOTAL ASSETS                                          $ 4,408,600      $ 3,823,054      $ 4,305,245
                                                      ===========      ===========      ===========

LIABILITIES AND STOCKHOLDERS' EQUITY:

CURRENT LIABILITIES:
   Short-term note payable                            $        --      $        --      $   881,592
   Accounts payable                                       405,402          639,141          211,605
   Accrued liabilities                                    149,805          387,079          428,716
   Accrued warranty and installation expense                   --               --           67,215
   Customer deposits                                    1,629,638          777,602          708,233
   Capital lease obligations - current portion                 --           46,430        1,291,339
   Note payable - current portion                         258,339          102,693           87,478
                                                      -----------      -----------      -----------
      Total current liabilites                          2,443,184        1,952,945        3,676,178
CAPITAL LEASE OBLIGATIONS - long-term portion                  --        1,757,285          512,376
NOTE PAYABLE - long-term portion                        1,040,572          205,703           34,543
DEFERRED INCOME TAXES                                          --               --           21,035
                                                      -----------      -----------      -----------
      Total liabilities                                 3,483,756        3,915,933        4,244,132
                                                      -----------      -----------      -----------

STOCKHOLDERS' EQUITY (DEFICIT):
   Preferred stock, $.0001 par value, 3,000,000
     shares authorized, none issued
   Common stock, $.0001 par value, 47,000,000
     share authorized, 39,548,638, and 12,455,000
     issued and outstanding                                 3,955            3,955            1,245
   Paid in capital                                        963,390          963,390           73,701
   Accumulated deficit                                    (42,501)      (1,060,224)         (13,833)
                                                      -----------      -----------      -----------
      Total stockholders' equity (deficit)                924,844          (92,879)          61,113
                                                      -----------      -----------      -----------

TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY (DEFICIT)                      $ 4,408,600      $ 3,823,054      $ 4,305,245
                                                      ===========      ===========      ===========

                  The accompanying notes are an integral part of these consolidated financial statements.

ACCORD ADVANCED TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                  SIX MONTHS ENDED     YEAR ENDED       YEAR ENDED
                                                   JUNE 30, 1999     DEC. 31, 1998     DEC. 31, 1997
                                                   -------------     -------------     -------------
                                                     (UNAUDITED)

SALES                                               $  3,052,531      $  3,940,234      $ 1,358,004

COST OF SALES                                          1,684,746         2,865,641        1,024,068
                                                    ------------      ------------      -----------

     Gross profit                                      1,367,785         1,074,593          333,936
                                                    ------------      ------------      -----------

OTHER (INCOME) AND EXPENSES
     General and administrative expense                  590,735         1,224,661          124,175
     Selling and marketing expense                       338,681           480,736           57,162
     Interest expense                                     30,672           442,431           61,352
     Impairment loss                                          --           250,000               --
     Settlement expense                                       --           320,000               --
     Other income                                         (7,487)           (7,444)              --
                                                    ------------      ------------      -----------

     Total other expense                                 952,601         2,710,384          242,689
                                                    ------------      ------------      -----------

 (LOSS) INCOME BEFORE INCOME TAXES
     AND EXTRAORDINARY ITEM                              415,184        (1,635,791)          91,247

INCOME TAX BENEFIT (PROVISION)                           (32,595)          544,080          (36,736)
                                                    ------------      ------------      -----------

NET (LOSS) INCOME BEFORE EXTRAORDINARY ITEM              382,589        (1,091,711)          54,511

EXTRAORDINARY ITEM - DEBT FORGIVENESS INCOME
    (net of income taxes of $423,000 and $12,047)        635,134            45,320               --
                                                    ------------      ------------      -----------

NET (LOSS) INCOME                                   $  1,017,723      $ (1,046,391)     $    54,511
                                                    ============      ============      ===========

NET (LOSS) INCOME PER COMMON SHARE
     Basic:
       Before extraordinary item                    $       0.01      $      (0.03)     $      0.02
       Extraordinary item                                   0.02                --               --
                                                    ------------      ------------      -----------
               Total                                $       0.03      $      (0.03)     $      0.02
                                                    ============      ============      ===========
     Diluted:
       Before extraordinary item                    $       0.01      $      (0.03)     $      0.02
       Extraordinary item                           $       0.02
                                                    ------------      ------------      -----------
               Total                                $       0.03      $      (0.03)     $      0.02
                                                    ============      ============      ===========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
     Basic                                            39,548,638        33,584,038        3,445,389
                                                    ============      ============      ===========
     Diluted                                          39,600,592        33,584,038        3,445,389
                                                    ============      ============      ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

ACCORD ADVANCED TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                            COMMON STOCK        ADDITIONAL
                                        ------------------      PAID-IN     ACCUMULATED
                                        SHARES      AMOUNT      CAPITAL       DEFICIT         TOTAL
                                        ------      ------      -------       -------         -----
BALANCE
  JANUARY 1, 1997                      4,943,000    $   494    $  44,256    $   (12,664)   $    32,086

  Stock issued for services at $0.19       7,000          1        1,315                         1,316

  Reverse stock split (1 for 10)      (4,455,000)      (445)         446                             1

  Issued in business combination       9,500,000        950      (45,571)       (55,680)      (100,301)

  Stock issued for cash at $0.03       1,250,000        125       37,375                        37,500

  Stock issued to consultants
     for services rendered             1,200,000        120       35,880                        36,000

    Net income                                                                   54,511         54,511
                                      ----------    -------    ---------    -----------    -----------

BALANCE
  DECEMBER 31, 1997                   12,445,000      1,245       73,701        (13,833)        61,113

 Stock split (3 for 1)                24,890,000      2,489       (2,489)                            0

 Stock issued for cash at $1.32          313,638         31      414,968                       414,999

 Stock issued for cash at $0.25        1,900,000        190      477,210                       477,400

 Net loss                                                                    (1,046,391)    (1,046,391)
                                      ----------    -------    ---------    -----------    -----------

BALANCE
  DECEMBER 31, 1998                   39,548,638    $ 3,955    $ 963,390    $(1,060,224)       (92,879)

  Net Income (UNAUDITED)                                                      1,017,723

BALANCE
  JUNE 30, 1999 (UNAUDITED)           39,548,638    $ 3,955    $ 963,390    $   (42,501)   $   (92,879)
                                      ==========    =======    =========    ===========    ===========

                  The accompanying notes are an integral part of these consolidated financial statements.

ACCORD ADVANCED TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  SIX MONTHS ENDED   YEAR ENDED     YEAR ENDED
                                                    JUNE 30,1999    DEC. 31, 1998  DEC. 31, 1997
                                                    ------------    -------------  -------------
                                                     (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income  (loss)                                 $ 1,017,723     $(1,046,391)    $  54,511
  Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:
  Depreciation                                            29,999          58,211         3,530
  Loss on disposal of equipment                                            4,122
  Deferred income taxes                                  455,545        (526,001)       32,732
  Issuance of stock for compensation and services
    rendered                                                                            37,316
  Impairment expense on equipment                                        250,000
  Litigation settlement expense                                          320,000
  Forgiveness of long-term debt                       (1,058,134)        (57,367)
  Changes in assets and liabilities:
    Accounts receivable                                 (293,743)        957,886       (18,591)
    Inventory                                           (243,346)       (142,520)      898,107
    Refundable deposits                                  (19,035)         (2,990)        2,690
    Other  current assets                                 (6,489)        (11,317)      (12,290)
    Accounts payable                                    (233,739)        427,536      (395,211)
    Accrued liabilities                                   62,145         (41,637)       65,933
    Accrued warranty and installation expense            (67,215)         13,051
    Customer deposits                                    852,036          69,369      (775,651)
                                                     -----------     -----------     ---------
      Net cash provided (used in) by operating
        activities                                       562,962         191,686       (93,873)
                                                     -----------     -----------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash acquired in purchase of subsidiary                                                9,600
  Loan to officer                                                         (7,846)
  Purchase of property, machinery and equipment             (293)        (19,569)
                                                     -----------     -----------     ---------
      Net cash (used in) provided by investing
        activities                                          (293)        (27,415)        9,600
                                                     -----------     -----------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings on short-term debt                                                         78,353
  Repayment of short-term debt                                          (881,592)
  Proceeds from sale of common stock                                     892,399        37,500
  Principal payments on capital lease obligations       (995,000)
  Borrowings on long-term debt                           965,000
  Principal payments on long-term debt                   (24,485)        (76,258)
                                                     -----------     -----------     ---------
      Net cash (used in) provided by financing
        activities                                       (54,485)        (65,451)      115,853
                                                     -----------     -----------     ---------
INCREASE IN CASH                                         508,184          98,820        31,580

CASH, BEGINNING OF YEAR                                  157,078          58,258        26,678
                                                     -----------     -----------     ---------

CASH, END OF YEAR                                    $   665,262     $   157,078     $  58,258
                                                     ===========     ===========     =========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

ACCORD ADVANCED TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  SIX MONTHS ENDED   YEAR ENDED     YEAR ENDED
                                                    JUNE 30,1999    DEC. 31, 1998  DEC. 31, 1997
                                                    ------------    -------------  -------------
                                                     (Unaudited)

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid                                        $    36,968     $   346,442     $  57,393
                                                     ===========     ===========     =========

Income taxes paid                                    $       -0-     $     6,032     $     -0-
                                                     ===========     ===========     =========


SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

     Value of common stock issued in connection with the
        acquisition of wholly owned subsidiary                                       $ 100,301
                                                                                     =========

     Debt for legal settlement                                       $  330,000
                                                                     ==========

                  The accompanying notes are an integral part
                   of these consolidated financialstatements.

ACCORD ADVANCED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997 AND JUNE 30, 1999 (UNAUDITED)

1.   ORGANIZATION AND BASIS OF PRESENTATION

     Accord Advanced Technologies, Inc. (the "Company"), formally known as Investment Book Publishing, Inc. ("IBP") was formed in 1996 and was a development stage enterprise and had no significant operations until its acquisition of Accord Semiconductor Equipment Group, Inc. ("Accord SEG") on December 11, 1997. Accord SEG services, reconditions and modifies multi-chamber semiconductor equipment. The Company's customers include many of the major silicon wafer manufacturers in the United States and overseas. Accord SEG became a wholly-owned subsidiary of Accord Advanced Technologies, Inc., by the Company exchanging 9,500,000 shares of its common stock for 100% of the common stock of Accord SEG resulting in the shareholders of Accord SEG owning approximately 95% of Accord Advanced Technologies, Inc. The accompanying financial statements represent the consolidated financial position and results of operations of Accord Advanced Technologies, Inc. and includes the accounts and results of operations of the Company and its wholly owned subsidiary for the year ended December 31, 1998 and the period from December 11, 1997 through December 31, 1997.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     CASH includes all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less.

     PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Accord SEG. The results of operations and cash flows include that of Accord SEG for the year ended December 31, 1998 and the period December 11, 1997 (date of acquisition) through December 31, 1997. All significant intercompany accounts and transactions are eliminated.

     INVENTORIES consist primarily of used equipment and wafer chambers and are stated at the lower of cost (specific identification) or market. Work-in-process is stated at raw materials cost, direct labor and allocations of overhead. Inventory items that have expected turnover rates of greater than a one year operating cycle are classified as long term.

     PROPERTY, MACHINERY AND EQUIPMENT is recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 10 years. Depreciation expense is not recorded for equipment acquired but that has yet to be placed in service.

     REVENUE RECOGNITION - The Company recognizes revenue when the product is shipped. No significant obligations remain upon shipment. Costs for installation, warranty and commissions are accrued when the corresponding sales revenues are recognized. Payments from customers prior to shipment are recorded as customer deposits. Revenues for service contracts are recognized evenly over the term of the contracts.

     INCOME TAXES - The Company provides for income taxes based on the provisions of Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES, which among other things, requires that recognition of deferred income taxes be measured by the provisions of enacted tax laws in effect at the date of financial statements.

     FINANCIAL INSTRUMENTS - Financial instruments consist primarily of cash, accounts receivable, and obligations under accounts payable, accrued expenses, short-term debt and capital lease instruments. The carrying amounts of cash, accounts receivable, accounts payable, accrued expenses and short-term debt approximate fair value because of the short maturity of those instruments. The carrying value of the Company's capital lease arrangements approximates fair value because the instruments were valued at the retail cost of the equipment at the time the Company entered into the arrangements.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   INVENTORIES

     Inventories consist of the following:

                                     JUNE 30, 1999  DEC. 31, 1998  DEC. 31, 1997
                                      (Unaudited)

     Raw materials                     $  516,122    $  290,122      $565,297
     Work in process                      783,956       591,610       152,915
     Finished goods                           -0-       175,000           -0-
     Current inventory                  1,300,078     1,056,732       718,212
     Slow-moving inventory                    -0-           -0-       196,000
                                       ----------    ----------      --------
       Total inventory                 $1,300,078    $1,056,732      $914,212
                                       ==========    ==========      ========

     Slow-moving inventories consist primarily of parts removed from larger pieces of equipment and stored until needed for future jobs. Costs are allocated to these items as components of the larger piece of equipment from which they were removed. Much of this inventory has been allocated minimum costs and management believes market value exceeds recorded costs. Approximately $193,000 in inventories were written off in the year ended December 31, 1998 because of uncertainties about the ability of the Company to utilize or liquidate the related items.

4.  PROPERTY, MACHINERY AND EQUIPMENT

    Property, machinery and equipment consists of the following:


                                                  JUNE 30, 1999  DEC. 31, 1998  DEC. 31, 1997
                                                  -------------  -------------  -------------
                                                   (Unaudited)
     Test, research and demonstration equipment      $1,566,354    $1,566,354   $2,066,354
     Equipment held for sale                            250,000       250,000           --
     Shop equipment and tools                           104,900       104,900       98,228
     Computer hardware and software                      81,613        81,320       68,423
     Furniture, office equipment and vehicles            34,129        34,129       49,046
     Leasehold improvements                             114,433       114,433      114,433
                                                     ----------    ----------   ----------
      Total                                           2,151,429     2,151,136    2,396,484
     Less accumulated depreciation and
       amortization                                     182,833       152,834      105,418
                                                     ----------    ----------   ----------

     Property, machinery and equipment - net         $1,968,596    $1,998,302   $2,291,066
                                                     ==========    ==========   ==========

    Depreciation expense for the years ended December 31, 1998 and 1997 was $58,211 and $3,530, respectively. Depreciation expense for the six months ended June 30, 1999 was $29,999.

    Certain equipment under a lease has been capitalized at approximately $1,566,000, representing the estimated fair value of the asset at the inception date of the lease. Management had intended to use the equipment for a separate product line that has not yet commenced. The equipment has not yet been placed in service. As discussed in Note 7, subsequent to December 31, 1998, the Company entered into an agreement with the lessor to purchase the equipment under lease and intends to either place the asset in service or sell the equipment. The obligation under the capital lease was restructured, reduced and refinanced with another financial institution.

    The Company incurred an impairment loss of $250,000 related to one piece of equipment under a second capital lease. The equipment has never been used in operations and the Company intends to dispose of the equipment and is seeking a buyer. The equipment was written down from its original cost of $500,000 to its estimated net realizable value of $250,000. The fair value was estimated on the basis of comparable sales less costs to put the equipment in working condition and discounted for liquidity issues.

5.   SHORT-TERM DEBT

     Short-term debt at December 31, 1997 consisted of advances from a finance company associated with certain customer purchase orders. Advances were arranged on a specific purchase order basis. The advances were collateralized by the related inventory and customer accounts receivable and payments received for the order. Advances were fully repaid upon receipt of payment from customer. Financing fees were charged based on the total value of the purchase order and period of time in which the advances were outstanding. The effective rate on financing fees charged in 1997 was 243% which was based on actual amounts advanced. Financing fees under this arrangement for the year ended December 31, 1998 and the period December 11, 1997 to December 31, 1997 were $275,090 and $9,023, respectively. Total fees paid under this arrangement by Accord SEG for the period January 1, 1997 to December 10, 1997 were $155,319.

6.   INCOME TAXES

     The Company recognizes deferred income taxes for the differences between financial accounting and tax bases of assets and liabilities. Income taxes consisted of the following:

                                           Six months ended   Year ended    Year ended
                                             June 30, 1999   Dec. 31, 1998  Dec. 31,1997
                                             -------------   -------------  ------------
                                              (unaudited)
     Current tax (benefit) provision           $     -0-      $  (6,032)      $  4,004
                                               ---------      ---------       --------

     Deferred tax (benefit) provision
       Before extraordinary item                  32,595       (538,048)        32,732
         Extraordinary item                      423,000         12,047             --
                                               ---------      ---------       --------
           Total deferred (benefit) provision    455,595       (526,001)         4,004
                                               ---------      ---------       --------

      Total income tax (benefit) provision      $455,595      $(532,033)      $ 36,736
                                                ========      =========       ========

     A deferred tax liability of $ $21,035 at December 31, 1997, relates primarily to the difference in the financial accounting and tax bases of property and equipment. Deferred tax assets of $674,000 less a valuation allowance of $134,000, and $37,213 at December 31, 1998 and 1997 respectively, relate to net operating loss carryforwards of $1,356,015 at December 31, 1998 and $167,000 at December 31, 1998. State net operating loss carryforwards of $167,000 expire in 2001. The balance of the net operating loss carryforwards expire from 2003 through 2018. Approximately $83,000 and $30,000 of the net deferred tax asset at December 31, 1998 relate to equipment book and tax bases differences and accrued compensation respectively.

     Deferred income taxes for the year ended December 31, 1998 relate to temporary differences for the net operating loss carryforward, net of the establishment of a valuation allowance of $134,000, and book and tax differences for the impairment loss. For the year ended December 31, 1997 deferred income taxes relate primarily to depreciation differences.

     The differences between the statutory and effective tax rates is as follows:

                                                                    1998                   1997
                                                             -------------------    ------------------
     Federal statutory rates                                 $(556,169)    (34)%    $ 19,274      21%
     State income taxes                                       (130,863)     (8)%       7,300       8%
     Valuation allowance for operating loss carryforwards      134,000       8%
     Difference due to filing of unconsolidated returns                               15,860      17%
     Other                                                      20,999       1%       (5,698)     (6)%
                                                                           ---      --------     ---
     Effective rate                                          $(532,033)    (33)%    $ 36,736      40%
                                                             =========     ===      ========     ===

     The valuation allowance of $134,000 was eliminated in the six months ended June30, 1999. The Company believes it will have adequate taxable income to utilize all of the net operating loss carryforwards. The primary difference between the effective and statutory income tax rates relates to the elimination of the remaining valuation allowance.

7.   LEASES

     OPERATING LEASES

     The Company leases its facilities and certain office equipment under long-term operating leases that expire in 1999. Rent expense under these leases was approximately $97,544 and $5,880 for the year ended December 31, 1998 and the period December 11, 1997 through December 31, 1997. Minimum annual lease payments under these agreements are $60,987 for the year ended December 31, 1999.

     CAPITAL LEASES

     Accord SEG entered into two capital leases for equipment in 1996. In March, 1999, the Company purchased the leased assets and was released from all related encumbrances. This transaction resulted in a forgiveness of lease debt of $803,715 plus accrued interest of approximately $250,000. The purchase was financed with a 10-year bank loan for $1,000,000 guaranteed by the Small Business Administration and personally guaranteed by the majority stockholder and spouse.

     The following represents principal payments due on the bank loan obtained to refinance these leased assets (see Note 15):

         Year ended December 31:
                  1999                                $   46,430
                  2000                                    66,183
                  2001                                    73,078
                  2002                                    80,691
                  2003                                    89,098
                  thereafter                             644,520

         Total principal payments on bank loan         1,000,000
         Add: amount of lease principal forgiven         803,715

         Present value of minimum lease payments      $1,803,715
               Current portion                            46,430
                                                      ----------
               Long-term portion                      $1,757,285
                                                      ==========

     The loan is collateralized by the equipment and virtually all assets of the Company. The interest rate on the bank loan is prime plus 2%.

     Assets capitalized under the capital leases total approximately $2,066,000. A $1,566,000 asset is held as property and equipment as the intent of management is to use it to produce a certain product line. No depreciation has yet been recognized on this asset as it has been idle since acquisition. One of the assets, capitalized at $500,000 less a $250,000 impairment loss, was reclassified as property, machinery and equipment held for sale in the year ended December 31, 1998. The Company intends to market and sell the asset (see Note 4).


8.   BUSINESS COMBINATION

     On December 11, 1997, the Company acquired 100% of the issued and outstanding common stock of Accord SEG. The Company issued 9,500,000 shares of its common stock in the transaction resulting in the shareholders of Accord SEG then owning approximately 95% of the Company. The acquisition was accounted for under the purchase method of accounting. Due to the controlling ownership of Accord SEG effectively remaining with the same shareholders after the acquisition, the purchase is recorded at the net deficit book value of Accord SEG at the time of the purchase. The deficit value of Accord SEG's assets less liabilities was $(100,301) at December 11, 1997. The operating results of Accord SEG are included in the accompanying consolidated financial statements for the period December 11, 1997 through December 31, 1997. The following summarizes unaudited pro forma financial information assuming that the acquisition of Accord SEG occurred on January 1, 1997:

              Net Sales                                $3,828,945
              Net Earnings                             $   48,125
              Earnings per Share        Less than $0.01 per share

     The pro forma financial information is presented for informational purposes only and may not necessarily reflect the results had Accord SEG actually been acquired on January 1, 1997, nor is this information indicative of the future consolidated results.

9.   NOTES PAYABLE

     Notes payable at December 31 are comprised of the following:

                                                         1998             1997
                                                         ----             ----
     Note payable to equipment vendor,
     uncollateralized, monthly principal payments
     of $8,314 plus interest at 10% per annum.                        $122,021

     Settlement of legal claim.  Legal settlement
     requires the full award of $320,000 to be
     paid at $10,000 per month plus interest at
     10% per annum.                                      $ 308,396
                                                         ---------    --------
        Totals                                             308,396     122,021

         Less current portion                             (102,693)    (87,478)
                                                         ---------    --------

         Long-term portion                               $ 205,703    $ 34,543
                                                         =========    ========

     The equipment vendor loan was converted from trade accounts payable. The Company settled with the vendor for a $65,000 cash payment in the year ended December 31, 1998. The balance of $57,021 was recorded as debt forgiveness income and is classified as an extraordinary item.

     Principal payments due in years ended December 31:

               1998                       $ 102,693
               1999                         120,000
               2001                          85,703
                                          ---------
                 Total                    $ 308,396
                                          =========

10.  EARNINGS PER SHARE

     Net income per share is calculated using the weighted average number of shares of common stock outstanding during the year. The Company has adopted SFAS No. 128 Earnings Per Share. The effect of the extraordinary item for the year ended December 31, 1998 on the loss per share was less than $0.01 per share.


                                                                                              Per
                                          Income/Loss                Shares                  Share
                                        ----------------        -----------------       ---------------
                                        1998        1997        1998         1997       1998       1997
                                        ----        ----        ----         ----       ----       ----
Net (Loss) Income                    ($1,046,391)   $54,511

BASIC (LOSS) EARNINGS PER SHARE:
  Income available to Common
     Shareholders                    ($1,046,391)   $54,511   33,584,038    3,445,389   $ (0.03)   $ 0.02

EFFECT OF DILUTIVE SECURITIES           N/A          N/A

DILUTED (LOSS) EARNINGS PER SHARE    ($1,046,391)   $54,511   33,584,038    3,445,389   $ (0.03)   $ 0.02

     There were no dilutive securities outstanding at December 31, 1998 and 1997.

     There were unvested stock grants for 24,000 shares of common stock in the six month period ended June 30, 1999. There were also options exercisable for 80,000 granted in the six month period ended June 30, 1999. The dilutive effect of these securities on income per share for the six month period ended June 30, 1999 was less than $0.01 per share. The effect of other options outstanding at June 30, 1999, were excluded from the calculation because the effect would be anti-dilutive.

11. COMMON STOCK ISSUED FOR SERVICES RENDERED

     During 1997, the Company issued shares of restricted common stock as payment for professional services rendered. The Company issued 1,207,000 shares as payment for professional services rendered, valued at $37,316. The transactions were valued at the accrued and unpaid amounts of consulting fees payable.


12.  RELATED PARTY TRANSACTIONS

     The Company paid fees of $18,000 in the form of common stock to an entity owned by two members of its board of directors as compensation for services rendered in connection with the Accord SEG acquisition in the year ended December 31, 1997. The Company also has entered into an agreement with these individuals to provide fees for assistance in raising debt or equity capital. The fees are 3% of debt and 10% of the equity amounts raised and payable only upon success. Fees paid or accrued to these individuals were $73,000 and $5,000 for the years ended December 31, 1998 and 1997 respectively. Balances due to these individuals were $52,704 and $24,700 at December 31, 1998 and 1997 respectively.

     The Company billed and received $344,302 in the year ended December 31, 1997, for services provided to an entity with ownership that includes the Company's president and single largest shareholder. The Company also paid $4,000 to this entity for services provided to the Company by the related entity's personnel. These transactions occurred within Accord SEG prior to the acquisition.

13.  CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. The total accounts receivable balance at December 31, 1997 is due from one customer. Full payment was received subsequent to December 31, 1997.

14.  EMPLOYEE BENEFIT PLAN

     The Company provides benefits through 401(k) and SEP profit sharing plans for all full time employees who have completed six months of service and are at least 21 years of age. Contributions to SEP plan are at the discretion of the Board of Directors. The Company contributes 25% of elective employee contributions up to 6% of the individual's compensation. The Company has accrued plan contributions of $34,500 and $16,668 at December 31, 1998 and 1997, respectively. Contributions of $1,553 were expensed for the period December 11, 1997 through December 31, 1997.

15.  SUBSEQUENT EVENTS

     As discussed in Note 7, subsequent to December 31, 1998, the Company restructured two capital leases through the acquisition of $1,000,000 in bank financing and settlements with the lessor. As a result of this restructuring, debt forgiveness income of $1,058,000 was recognized in the six month period ended June 30, 1999.

16.  EMPLOYEE STOCK OPTIONS

     The Company issues stock options from time to time to executives and key employees. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," and continues to account for stock based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, no compensation cost has been recognized for the stock options granted. Had compensation cost for the Company's stock options been determined based on the fair value at the grant date for awards in 1998 and 1997, consistent with the provisions of SFAS No. 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

                                            June 30, 1999      1998       1997
                                            -------------      ----       ----
      Net (Loss) Income - as reported        $ 1,017,723   $(1,046,391)  $54,511
      Net (Loss) Income - pro forma          $ 1,012,763   $(1,101,791)  $54,511
      (Loss) Income per share - as reported  $     0.03    $     (0.03)  $  0.02
      (Loss) Income per share - pro forma    $     0.03    $     (0.03)  $  0.02

     Under the provisions of SFAS No. 123, there were no fully vested options and 20,000 proportionately vested options for the year ended December 31, 1998, used to determine net earnings and earnings per share under a pro forma basis. There were no options to consider for the year ended December 31, 1997.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for year ended December 31, 1998 and the six months ended June 30, 1999:

             Dividend yield                              None
             Volatility                                  2.042
             Risk free interest rate                     5.25%
             Expected asset life                        3 years

     The summary of activity for the Company's stock options at December 31, 1998 and June 30, 1999 is presented below:

                                                                 1998                      1999
                                                        ---------------------        ---------------
                                                                     Weighted               Weighted
                                                                      Average                Average
                                                                     Exercise               Exercise
                                                                       Price                  Price
                                                                       -----                  -----

     Options outstanding at beginning of period              60,000       $4.00            0   N/A
     Granted                                                 80,000       $0.14       60,000   $ 4.00
     Exercised                                                    0     N/A                0   N/A
     Terminated/Expired                                           0     N/A                0   N/A
     Options outstanding at end of period                   140,000       $1.79       60,000   $ 4.00
     Options exercisable at end of period                         0     N/A                0   N/A
     Options available for grant at end of year                 N/A                      N/A

     Price per share of options outstanding           $0.12 - $4.00                   $ 4.00


     Weighted average remaining contractual lives           3 years                  3 years

     Weighted Average fair value of options granted
         during the period                                   $ 0.04                    $2.77

     The 60,000 options were granted to a single employee and are not exercisable until 1999 when the employee completes six months of service. The 80,000 options issued in the six month period ended June 30, 1999 vest at one third per year for three years. There were no vested options at June 30, 1999.

17.  MAJOR CUSTOMERS

     Due the nature of the Company's business being associated with few but large sales transactions, significant concentrations exist. The concentration is more pronounced in the consolidated results for 1997 due to the short period of time in which the results of Accord SEG are included. Approximately 69% and 16% of the Company's revenues were generated from two customers in 1998. Approximately 82% of the Company's revenues were generated from three different customers in 1997, including 45% from one customer.

18.  SETTLEMENT EXPENSE

     On August 19, 1997, Comdisco, Inc. ("Comdisco") filed a complaint with the Court attempting to enforce a Purchase and Remarketing Agreement with the Company. The complaint also attempts to enforce a Sale Agreement for the purchase of certain chambers. Comdisco was claiming principal due of $260,000 plus interest of approximately $51,000 as of December 31, 1997.The Company filed an Answer and Counterclaim claiming that it paid the amounts due under the agreements. The Company's counterclaim alleges interference with certain contractual arrangements and claims damages in an amount exceeding $500,000. The Company settled the claim in the year ended December 31, 1998 for $320,000 that is to be paid over 32 months.

                                   * * * * * *

                              ACCORD SEMICONDUCTOR
                              EQUIPMENT GROUP, INC.


                           FINANCIAL STATEMENTS AS OF
                                DECEMBER 31, 1997
                        AND INDEPENDENT AUDITORS' REPORT

ACCORD SEMICONDUCTOR EQUIPMENT GROUP, INC.


TABLE OF CONTENTS

                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                  1

BALANCE SHEET AT DECEMBER 31, 1997                                            3

STATEMENTS OF OPERATIONS FOR THE YEARS ENDED
         DECEMBER 31, 1997 AND 1996                                           4

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR
         THE YEARS ENDED DECEMBER 31, 1997 AND 1996                           5

STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
         DECEMBER 31, 1997 AND 1996                                           6

NOTES TO FINANCIAL STATEMENTS                                                 8

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
Accord Semiconductor Equipment Group, Inc.:
Tempe, Arizona

We have audited the accompanying balance sheet of Accord Semiconductor Equipment Group, Inc. (the "Company"), a wholly owned subsidiary of Accord Advanced Technologies, Inc., as of December 31, 1997 and the related statements of operations, changes in stockholders' equity and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Accord Semiconductor Equipment Group, Inc. at December 31, 1997, and the results of its operations and its cash flows for each of the two years in the period then ended in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, on December 11, 1997, the Company became a wholly-owned subsidiary of Accord Advanced Technologies, Inc. These financial statements present the financial position and results of operations and cash flows of Accord Semiconductor Equipment Group, Inc. only.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has a working capital deficit of $1,932,988 at December 31, 1997 and significant long-term obligations with uncertain cash flow to service the monthly debt obligations. Management believes the Company will require substantial additional financing to fully implement its plan of operations and there is no assurance that the Company will be able to raise such financing. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters are discussed in Note 1. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.



KING, WEBER & ASSOCIATES, P.C.
Tempe, Arizona
April 10, 1998 (except for Note 7, for which the
                the date is July 17, 1998)

ACCORD SEMICONDUCTOR EQUIPMENT GROUP, INC.

BALANCE SHEET
DECEMBER 31, 1997
--------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
   Cash                                                             $    32,133
   Accounts receivable                                                  964,233
   Inventories - current portion                                        718,212
   Prepaid expenses and other assets                                     14,915
   Deferred income taxes                                                 13,697
                                                                    -----------
         Total current assets                                         1,743,190

INVENTORIES - LONG-TERM PORTION                                         196,000

PROPERTY, MACHINERY AND EQUIPMENT, net                                2,291,066

OTHER ASSETS                                                             25,348

TOTAL ASSETS                                                        $ 4,255,604

LIABILITIES AND STOCKHOLDERS' EQUITY:

CURRENT LIABILITIES:
    Short-term note payable                                         $   881,592
   Accounts payable                                                     211,605
   Accrued liabilities                                                  428,716
   Accrued warranty and installation expense                             67,215
   Customer deposits                                                    708,233
   Capital lease obligations - current portion                        1,291,339
   Note payable - current portion                                        87,478
                                                                    -----------
         Total current liabilities                                    3,676,178

CAPITAL LEASE OBLIGATIONS - LONG-TERM PORTION                           512,376

NOTE PAYABLE - LONG-TERM PORTION                                         34,543

DEFERRED INCOME TAXES                                                    21,035
         Total liabilities                                            4,244,132

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
   Common stock, $.01 par value, 25,000,000 shares
     authorized, 18,846,000 issued and outstanding                      188,460
   Paid in capital                                                       70,687
   Accumulated deficit                                                 (247,675)
                                                                    -----------
         Total stockholders' equity                                      11,472
                                                                    -----------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $ 4,255,604
                                                                    ===========
The accompanying notes are an integral part of these financial statements

ACCORD SEMICONDUCTOR EQUIPMENT GROUP, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                       1997             1996
                                                       ----             ----

SALES                                              $ 3,825,869      $ 4,991,295

COST OF SALES                                        2,342,384        4,110,306
                                                   -----------      -----------

     Gross profit                                    1,483,485          880,989
                                                   -----------      -----------

OTHER (INCOME) AND EXPENSES
     General and administrative expense                871,585          803,741
     Selling and marketing expense                     130,648          407,795
     Interest expense                                  326,954          119,730
     Other income                                       (5,090)          (9,124)
                                                   -----------      -----------

     Total other expense                             1,324,097        1,322,142
                                                   -----------      -----------

INCOME (LOSS) BEFORE INCOME TAX
     BENEFIT                                           159,388         (441,153)

INCOME TAX (PROVISION) BENEFIT                         (59,320)          89,806
                                                   -----------      -----------

NET INCOME (LOSS)                                  $   100,068      $  (351,347)
                                                   ===========      ===========

The accompanying notes are an integral part of these financial statements.

ACCORD SEMICONDUCTOR EQUIPMENT GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                ADDITIONAL
                                          COMMON STOCK           PAID-IN       ACCUMULATED
                                    SHARES          AMOUNT       CAPITAL         DEFICIT          TOTAL
                                    ------          ------       -------         -------          -----
BALANCE JANUARY 1, 1996                 1,000      $     10      $    990       $ 167,564       $ 168,564

     Stock issued for cash                100             1         9,999                          10,000

     Stock split (15,905 for 1)    17,494,900       174,949       (10,989)       (163,960)              0

     Net loss                                                                    (351,347)       (351,347)
                                   ----------      --------      --------       ---------       ---------

BALANCE DECEMBER 31, 1996          17,496,000       174,960             0        (347,743)       (172,783)

     Stock issued as employee
          compensation                650,000         6,500        47,687                          54,187

     Stock issued to consultants
          for services rendered       700,000         7,000        23,000                          30,000

     Net income                                                                   100,068         100,068
                                   ----------      --------      --------       ---------       ---------

BALANCE DECEMBER 31, 1997          18,846,000      $188,460      $ 70,687       $(247,675)      $  11,472
                                   ==========      ========      ========       =========       =========

The accompanying notes are an integral part of these financial statements.

ACCORD SEMICONDUCTOR EQUIPMENT GROUP, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------

                                                                    1997         1996
                                                                -----------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                             $   100,068    ($351,347)
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
  Depreciation                                                       42,358       44,651
  Loss on disposal of equipment                                       3,124
  Deferred income taxes                                              55,317      (47,979)
  Issuance of stock for compensation and services rendered           84,187
  Changes in assets and liabilities:
    Accounts receivable                                            (783,659)       7,044
    Inventory                                                      (632,176)     317,356
    Refundable deposits                                                            2,722
    Other  current assets                                           112,512     (127,427)
    Accounts payable                                                 33,715      (50,995)
    Accrued liabilities                                             272,709      207,762
    Accrued warranty and installation expense                         3,227       63,988
    Customer deposits                                              (780,517)     733,341
                                                                -----------    ---------

          Net cash (used in) provided by operating activities    (1,489,135)     799,116
                                                                -----------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, machinery and equipment                      (3,594)    (236,950)
  Proceeds from disposal of property, machinery and equipment        20,302
                                                                -----------    ---------

          Net cash provided by (used in) investing activities        16,708     (236,950)
                                                                -----------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings on short-term debt                                   1,273,092
  Repayment of short-term debt                                     (391,500)
  Proceeds from shareholder loan                                                  27,783
  Repayment of shareholder loan                                                 (156,339)
  Proceeds from sale of common stock                                              10,000
  Principal payments on capital leases                                          (201,769)
                                                                -----------    ---------

          Net cash provided by (used in) financing activities       881,592     (320,325)
                                                                -----------    ---------

(DECREASE) INCREASE IN CASH                                        (590,835)     241,841

CASH, BEGINNING OF YEAR                                             622,968      381,127
                                                                -----------    ---------

CASH, END OF YEAR                                               $    32,133    $ 622,968
                                                                ===========    =========

ACCORD SEMICONDUCTOR EQUIPMENT GROUP, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------

                                                                   1997          1996
                                                                   ----          ----
SUPPLEMENTAL CASH FLOW INFORMATION:
     Interest paid                                              $   250,519    $  48,896
                                                                ===========    =========
     Income taxes (refunded) paid                               $   (51,163)   $  17,577
                                                                ===========    =========


SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

       Acquisition of equipment under capital leases                           $2,000,000
                                                                               ==========

       Inventory transferred in settlement of debt              $   446,251
                                                                ===========

       Conversion of liability for equipment purchase to
         note payable                                           $   122,021
                                                                ===========

The accompanying notes are an integral part of these financial statements.

ACCORD SEMICONDUCTOR EQUIPMENT GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996

1.   ORGANIZATION AND BASIS OF PRESENTATION

     Accord Semiconductor Equipment Group, Inc. (the "Company") was formed in 1993 for the purpose of servicing, reconditioning and modifying multi-chamber semiconductor equipment. The Company's customers include many of the major silicon wafer manufacturers in the United States and overseas. On December 11, 1997, the Company became a wholly-owned subsidiary of Accord Advanced Technologies, Inc., a shell entity with no other operating entities. In that transaction, the shareholders of the Company exchanged 100% of Accord Semiconductor Equipment Group, Inc. common stock for shares of Accord Advanced Technologies, Inc. resulting in the shareholders of Accord Semiconductor Equipment Group, Inc. owning approximately 95% of Accord Advanced Technologies, Inc. The accompanying financial statements represent the financial position and results of operations of Accord Semiconductor Equipment Group, Inc. only on an unconsolidated basis. Under generally accepted accounting principles, the accounts and results of operations of the Company are to be included in the consolidated financial statements of Accord Advanced Technologies, Inc. as of December 11, 1997.

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As reflected in the accompanying balance sheet, the Company had negative working capital of $1,932,988 at December 31, 1997. The Company has past due payments of approximately $669,000 on two capital leases with total principal balances of $1,803,715 at December 31, 1997. The Company is also dependent upon financing provided by a third party that is advanced only on approved customer purchase orders. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow or raise adequate capital to meet its obligations on a timely basis.

     Management is attempting to restructure the lease agreements and locate purchasers for the underlying equipment. The Company is also seeking alternative sources of capital. Management believes if the leases can be restructured in connection with the disposal of the underlying equipment, adequate cash flow can be generated by operations. However, there can be no assurances the Company can restructure the leases, sell the equipment and locate alternative sources of financing.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     CASH includes all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less.

     INVENTORIES consist primarily of used equipment and wafer chambers and are stated at the lower of cost (specific identification) or market. Work-in-process is stated at raw materials cost, direct labor and allocations of overhead. Inventory items that have expected turnover rates of greater than a one year operating cycle are classified as long term.

     PROPERTY, MACHINERY AND EQUIPMENT is recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 10 years. Depreciation expense is not recorded for equipment acquired but that has yet to be placed in service.

     REVENUE RECOGNITION - The Company recognizes revenue when the product is shipped. No significant obligations remain upon shipment. Costs for installation, warranty and commissions are accrued when the corresponding sales revenues are recognized. Payments from customers prior to shipment are recorded as customer deposits. Revenues for service contracts are recognized evenly over the term of the contracts.

     INCOME TAXES - The Company provides for income taxes based on the provisions of Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES, which among other things, requires that recognition of deferred income taxes be measured by the provisions of enacted tax laws in effect at the date of financial statements.

     FINANCIAL INSTRUMENTS - Financial instruments consist primarily of cash, accounts receivable, and obligations under accounts payable, accrued expenses, short-term debt, and capital lease instruments. The carrying amounts of cash, accounts receivable, accounts payable, accrued expenses and short-term debt approximate fair value because of the short maturity of those instruments. The carrying value of the Company's capital lease arrangements approximates fair value because the instruments were valued at the retail cost of the equipment at the time the Company entered into the arrangements.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   INVENTORIES

     Inventories consisted of the following at December 31, 1997:

            Raw materials                               $ 565,297
            Work in process                               152,915
                                                        ---------
            Current inventory                             718,212
            Slow-moving inventory                         196,000
                                                        ---------

                  Total inventory                       $ 914,212
                                                        =========

     Slow-moving inventories consist primarily of parts removed from larger pieces of equipment and stored until needed for future jobs. Costs are allocated to these items as components of the larger piece of equipment from which they were removed. Much of this inventory has been allocated minimum costs and management believes market value exceeds recorded costs.

4.  PROPERTY, MACHINERY AND EQUIPMENT

     Property, machinery and equipment consisted of the following at December 31, 1997:

     Test, research and demonstration equipment            $ 2,066,354
     Shop equipment and tools                                   98,228
     Computer hardware and software                             68,423
     Furniture, office equipment and vehicles                   49,046
     Leasehold improvements                                    114,433
                                                           -----------

     Total                                                   2,396,484
     Less accumulated depreciation and amortization            105,418
                                                           -----------
     Property, machinery and equipment - net               $ 2,291,066
                                                           ===========

     Depreciation expense for the years ended December 31, 1997 and 1996 was $42,358 and $44,651, respectively.

     Certain equipment under two leases have been capitalized at $2,000,000, representing the estimated fair value of those assets at the inception dates of the leases. Management had intended to use the equipment for a separate product line that has not yet commenced. The assets have not yet been placed in service. As discussed in Note 7, the Company has restructured the leases and is intending to either place the assets in service or is seeking buyers for the equipment. See Note 7 regarding agreements entered into with the lessors.

5.   SHORT-TERM DEBT

     Short-term debt at December 31, 1997 consisted of advances from a finance company associated with certain customer purchase orders. Advances are arranged on a specific purchase order basis. The advances are collateralized by the related inventory and customer accounts receivable and payments received for the order. Advances are fully repaid upon receipt of payment from customer. Financing fees are charged based on the total value of the purchase order and period of time in which the advances are outstanding. The effective rate on financing fees charged in 1997 was 243% which was based on actual amounts advanced. Financing fees under this arrangement for the year ended December 31, 1997 were $164,342.

6.   INCOME TAXES

     The Company recognizes deferred income taxes for the differences between financial accounting and tax bases of assets and liabilities. Income taxes for the years ended December 31, consisted of the following:

                                                   1997             1996
                                                   ----             ----

     Current tax provision (benefit)             $  4,003     $(41,827)
     Deferred tax provision (benefit)              55,317      (47,979)
                                                 --------     --------

     Total income tax provision (benefit)        $ 59,320     $(89,806)
                                                 ========     ========

     The deferred tax liability of $ 21,035 relates primarily to the difference in the financial accounting and tax bases of property and equipment. The deferred tax asset of $ 13,697 relates to state net operating loss carryforwards at December 31, 1997 of $167,000. The carryforwards expire in 2001.

     Deferred income taxes for the year ended December 31, 1996, relate to temporary differences for the recognition of a deferred income tax asset for the net operating loss carryforward. Deferred income taxes for the year ended December 31, 1997, relate to temporary differences for the utilization of the deferred income tax asset for the net operating loss carryforward and depreciation differences.

     The effective tax rate for the year ended December 31, 1996 varies from the statutory rate mainly because of the benefit recognized for net operating loss carryforwards at tax rates expected for utilization being different than the statutory rates for the tax loss incurred for the year. There was no significant difference for the year ended December 31, 1997.

7.   LEASES

     OPERATING LEASES

     The Company leases its facilities and certain office equipment under long-term operating leases that expire in 1999. Rent expense under these leases was approximately $75,000 and $74,000 for the years ended December 31, 1997 and 1996. Minimum annual lease payments under these agreements are as follows:

               Years ended December 31:
                           1998                               $  78,392
                           1999                                  60,987
                                                              ---------
                           Total                              $ 139,379
                                                              =========

     CAPITAL LEASES

     The Company entered into two capital leases for equipment in 1996. The payment streams are discounted at rates of 7.5% and 8.4%. The following presents future minimum lease payments under capital leases by year and the present value of minimum lease payments as of December 31, 1997:

             Year ended December 31:
                         1998                               $ 1,442,959
                         1999                                   483,000
                         2000                                    48,000
                                                            -----------

             Total minimum lease payments                     1,973,959
             Less amount representing interest                  170,244

     Present value of minimum lease payments                  1,803,715
             Current portion                                  1,291,339
                                                           ------------
             Long-term portion                             $    512,376
                                                           ============

     These leases are collateralized by virtually all assets of the Company and are personally guaranteed by the majority stock owner and spouse. The Company has significant past due payments on these leases. The Company is attempting to restructure the leases and is seeking buyers for the equipment. Past due payments under these leases were approximately $669,000 as of December 31, 1997.

     Subsequent to December 31, 1997, the Company agreed to make a $25,000 payment to the lessor under one of the leases which had a principal balance of $512,000 at December 31, 1997. Under an arrangement with the lessor, the lessor agreed not to pursue further collection through January 1, 1999. The Company will continue to attempt to locate a buyer for this piece of equipment.

     Also, subsequent to December 31, 1997 the Company entered into an agreement with the lessor of another piece of equipment whereby the Company will purchase the equipment for $750,000. The agreement will release the Company of all related encumbrances but the Company must provide full cash payment for the purchase by September 20, 1998. The Company is attempting to arrange the financing for the purchase. However, there can be no assurances that financing will be obtained and that the Company will be released of its related liabilities. Upon purchasing this equipment, the Company intends to utilize the equipment in its operations. The lease had a principal balance of $1,291,271 at December 31, 1997.

     Assets capitalized under the capital leases total approximately $2,000,000. No depreciation has yet been recognized on these assets as they have been idle since acquisition.

8.   NOTE PAYABLE

     On March 20, 1998, the Company converted a liability associated with an equipment purchase into a promissory note for the balance due at December 31, 1997 of $122,021. The terms are $30,566 due in May, 1998 and the remaining balance due in 11 equal monthly payments of $8,314 plus interest at 10 %. The liability is presented in the accompanying December 31, 1997 balance sheet under the restructured terms.

9.   COMMON STOCK ISSUED FOR SERVICES RENDERED

     During 1997, the Company issued shares of restricted common stock as payment for compensation and for legal and professional services rendered. The Company issued 650,000 shares as payment for compensation, valued at $54,187. The Company issued 700,000 shares for legal and professional services rendered, valued at $30,000. The transactions were valued at the accrued and unpaid amounts of employee payroll, legal and consulting fees.


10.  RELATED PARTY TRANSACTIONS

     The Company billed and received $344,302 in the year ended December 31, 1997, for services provided to an entity with ownership that includes the Company's president and single largest shareholder. The Company also paid $4,000 to this entity for services provided to the Company by the related entity's personnel.


11.  CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. The total accounts receivable balance at December 31, 1997 is due from one customer. Full payment was received subsequent to December 31, 1997.


12.  EMPLOYEE BENEFIT PLAN

     The Company provides benefits through 401(k) and SEP profit sharing plans for all full time employees who have completed six months of service and are at least 21 years of age. Contributions to SEP plan are at the discretion of the Board of Directors. The Company contributes 25% of elective employee contributions up to 6% of the individual's compensation. The Company has accrued plan contributions of $16,668 at December 31, 1997. Contributions of $18,633 and $3,612 were expensed for the years ended December 31, 1997 and 1996 respectively.

13.   SUBSEQUENT EVENTS

     On April 10, 1998, Materials Research Corporation ("MRC") and the Company entered into a Settlement Agreement on a previously disputed matter wherein the Company is required to sell and ship certain inventory (for which the Company has a deposit from MRC), repay MRC $35,000 of its deposit in four installments concluding in July, 1998, and provide MRC a one-year service contract. The MRC deposits are included as customer deposits in the accompanying balance sheet at December 31, 1997.


14.  COMMITMENTS AND CONTINGENCIES

     On August 19, 1997, Comdisco, Inc. ("Comdisco") filed a complaint with the Superior Court of Maricopa County, Arizona attempting to enforce a Purchase and Remarketing Agreement between the Company and Comdisco dated in August, 1995. The Complaint also attempts to enforce a Sale Agreement between the Company and Comdisco, dated in May, 1996, for the purchase of certain chambers. Comdisco is claiming principal due of $260,000 plus interest of approximately $51,000 as of December 31, 1997.

     On September 10, 1997, the Company filed an Answer and Counterclaim claiming that it paid the amounts due and owing under the Purchase and Remarketing Agreement and Sale Agreement. The Company's counterclaim also alleges that Comdisco interfered with certain contractual arrangements between the Company and others and that the Company had been damaged in an amount exceeding $500,000. The Company's attorneys are beginning initial discovery on this matter; therefore, management and the Company's counsel believe it is not yet possible to determine the likelihood or extent of any unfavorable outcome.

15.  MAJOR CUSTOMERS

     Due the nature of the Company's business being associated with few but large sales transactions, approximately 82% of the Company's revenue was generated from three customers in 1997, including 45% from one customer. Approximately 87% of the Company's revenue was generated from four different customers in 1996.

                                   * * * * * *